Exhibit 99.1
VisionChina Media Inc. Announces First Quarter 2010 Results
BEIJING, May 10, 2010 — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced its unaudited financial results for the first quarter ended March 31, 2010.
Key Quarterly Financial and Operating Data for the First Quarter of 2010
•	Total revenues were $23.4 million

•	Gross loss was $4.5 million

•	Operating loss was $12.5 million

•	Net loss attributable to VisionChina Media shareholders was $11.6 million

•	Net loss attributable to VisionChina Media shareholders, excluding share-based compensation expenses and amortization of intangible assets (non-GAAP), was $8.1 million

•	Total broadcasting hours were 47,400 hours

•	Average advertising revenue per broadcasting hour was $472

•	Average of 5.01 advertising minutes sold per broadcasting hour

•
Completion of acquisition of Digital Media Group Co. Ltd. (“Digital Media Group”), a leader in China’s subway mobile television advertising market, on January 2, 2010. The purchase price allocation was preliminary as of March 31,2010

Mr. Limin Li, VisionChina Media’s chairman and chief executive officer, commented, “The first quarter of 2010 was challenging for VisionChina Media as we encountered a number of factors that negatively impacted our results. We are confident, however, that these challenges are largely behind us, and we are encouraged by the outlook for the second quarter of 2010. Large key clients have shifted spending back towards VisionChina Media thus far in the second quarter of this year. We continue to focus the sales force on large multinational advertisers as well as fully utilizing local client resources, and we are encouraged by new contracts from multinational brands as well as large global advertising agencies. By securing the leaders of the Chinese advertising industry as our customers, we will continue to drive long-term adoption of mobile TV advertising in China. We are also encouraged by strong momentum surrounding the Shanghai World Expo.”

Scott Chen, VisionChina Media’s chief financial officer, added, “As expected, our first quarter revenue was negatively impacted by three factors. First, an increase in the cost of advertising on traditional television led certain of our large advertisers to shift spending to traditional television during the Chinese New Year holiday. This trend has reversed in the second quarter and we have seen spending resume on our platform. Second, the six advertising agencies that the Company acquired in 2008 contributed less revenue. The contribution made by these acquired agencies in the first quarter is indicative of our expectations for the coming quarters. We expect to more effectively direct our sales strategy going forward as a result of quantifying the impact on revenue from historical earn-out payments. Third, the integration of our recent acquisition of Digital Media Group and the resulting price increases across its network have resulted in lower sales volume in the subway lines we acquired. However, we have maintained our pricing strategy and successfully increased effective pricing on the Digital Media Group subway lines. We are encouraged by the growing acceptance by advertisers of our pricing structure. In addition, the former shareholders and staff of Digital Media Group continue to assist us in leveraging our strong market presence in subway advertising. While these three factors impacted our first quarter results, we believe recent turnaround trends will continue to allow us to increase sales volume going forward.”
First Quarter 2010 Results
VisionChina Media’s total revenues were $23.4 million in the first quarter of 2010, a decrease of 14.2% from $27.3 million in the first quarter of 2009 and a decrease of 26.4% from $31.8 million in the last quarter of 2009. Total revenues in the first quarter of 2010 exceeded guidance previously provided by the Company.
Total broadcasting hours in the Company’s network in the first quarter of 2010 increased significantly to 47,400 hours, compared to 32,737 hours in the first quarter of 2009 and 36,250 hours in the fourth quarter of 2009. The increase in broadcasting hours was largely due to the increased capacity gained through the Company’s acquisition of Digital Media Group in the first quarter of 2010, as well as recent expansion of the Company’s bus network in the city of Changsha.
Average advertising revenue per broadcasting hour was $472 in the first quarter of 2010, compared to $792 per broadcasting hour in the first quarter of 2009 and $796 in the fourth quarter of 2009. On average, the Company sold 5.01 advertising minutes per broadcasting hour in the first quarter of 2010, compared to 5.62 advertising minutes per broadcasting hour in the first quarter of 2009 and 6.93 advertising minutes per broadcasting hour in the fourth quarter of 2009. Both advertising revenue per broadcasting hour and advertising minutes sold per broadcasting hour were adversely affected by the significant increase in the Company’s total broadcasting hours in the first quarter of 2010 resulting from the Company’s acquisition of Digital Media Group in the first quarter of 2010. As a result, these operating metrics for the first quarter of 2010 may not be directly comparable to historical operating metrics.
During the first quarter of 2010, 419 advertisers purchased advertising time on the Company’s advertising network either directly or through advertising agents, compared to 267 advertisers in the first quarter of 2009 and 354 advertisers in the fourth quarter of 2009. In the first quarter of 2010, the Company sold a total of 237,563 advertising minutes in its network compared to 184,045 minutes in the first quarter of 2009 and 215,210 minutes in the fourth quarter of 2009. The increase in advertising minutes sold in the first quarter of 2010 reflects an increase in the overall scale of the Company’s network.

Media cost, the most significant component of advertising service costs, was $22.8 million in the first quarter of 2010, representing 81.8% of total advertising service costs, compared to $11.2 million, or 80.5% of total advertising service costs in the first quarter of 2009 and compared to $14.3 million, or 82.8% of total advertising service costs in the fourth quarter of 2009. The increase in media cost for the first quarter of 2010 was due to contract costs of Digital Media Group, which were inherited by the Company in the acquisition, as well as increases in media costs associated with the expansion of the Company’s bus network, including contracts in the cities of Hangzhou, Changzhou and Changsha.
Gross loss in the first quarter of 2010 was $4.5 million, compared to gross profit of US$13.3 million in the first quarter of 2009 and $14.5 million in the fourth quarter of 2009. Advertising service gross margin was negative 19.4% in the first quarter of 2010, compared to positive 48.7% in the first quarter of 2009 and 45.6% in the fourth quarter of 2009. The loss was primarily due to increased media costs as a result of the expansion of the Company’s advertising network. The Company expects to return to positive gross margin in the second quarter of 2010.
Selling and marketing expenses were $6.0 million in the first quarter of 2010, an increase of 13.6% from $5.3 million in the first quarter of 2009 and a decrease of 4.2% from $6.3 million in the fourth quarter of 2009. Selling and marketing expenses represented 25.7% of the Company’s advertising service revenues in the first quarter of 2010 compared to 19.4% in the first quarter of 2009 and 19.7% in the fourth quarter of 2009. The increase in selling and marketing expenses as a percentage of advertising service revenues was primarily due to a decrease in advertising service revenues in the first quarter of 2010.
General and administrative expenses were $2.0 million in the first quarter of 2010, an increase of 34.7% from $1.5 million in the first quarter of 2009 and a decrease of 6.5% from $2.2 million in the fourth quarter of 2009. The decrease in the first quarter compared with the fourth quarter of 2009 was primarily attributable to higher third-party professional fees in the fourth quarter of 2009, incurred in connection with the Company’s acquisition of Digital Media Group. However, as a result of diligent cost control efforts, the Company maintained selling and marketing and general and administrative expenses largely in line with the previous quarter on an absolute basis, despite the integration of Digital Media Group’s operations.
Earnings from equity method investments amounted to $0.03 million in the first quarter of 2010, compared to a $0.4 million loss in the first quarter of 2009 and a $0.1 million loss in the fourth quarter of 2009.
Operating loss was $12.5 million in the first quarter of 2010, compared with operating profit of $6.1 million in the first quarter of 2009 and operating profit of $6.3 million in the fourth quarter of 2009.

The Company recorded net interest expenses of $0.8 million in the first quarter of 2010, compared to net interest income of $0.8 million in the first quarter of 2009 and $0.3 million in the fourth quarter of 2009. The increase in interest expenses was primarily attributable to short-term bank loans assumed from the acquisition of Digital Media Group and the Company entering into a long-term loan with a PRC financial institution. As a result of the net loss and deferred tax liabilities assumed from acquisitions, the Company recorded a tax benefit of $1.7 million in the first quarter of 2010.
Net loss attributable to VisionChina Media shareholders was $11.6 million in the first quarter of 2010. Basic and diluted net loss per share attributable to VisionChina Media shareholders in the first quarter of 2010 was $0.14 and $0.14, respectively. Net loss attributable to VisionChina Media shareholders excluding share-based compensation expenses and amortization of intangible assets (non-GAAP) in the first quarter was $8.1 million.
As of March 31, 2010, the Company had 123,592 digital television displays in its network, compared to 89,299 as of December 31, 2009. The expansion in displays was primarily a result of the Company’s acquisition of Digital Media Group.
As of March 31, 2010, the Company had 808 employees, compared to 553 employees as of December 31, 2009. The increase in employees was primarily as a result of the Company’s acquisition of Digital Media Group.
The Company had cash and cash equivalents of $89.1 million as of March 31, 2010, an increase of $20.3 million from $68.8 million as of December 31, 2009. The net increase was primarily due to the combined effect of the receipt of proceeds from the draw-down of a long-term bank loan, offset by the company’s net operating and investing cash outflow during the first quarter of 2010. The Company’s net cash used in operating activities was $2.2 million in the first quarter of 2010.
Depreciation and amortization in the first quarter of 2010 was $4.5 million and capital expenditures were $1.2 million.
Business Outlook
The Company estimates total revenues, which consist of advertising service revenues only, in the second quarter of 2010 to be no less than $29.5 million. Second quarter 2010 net loss excluding share based compensation expenses and amortization of intangible assets (non-GAAP) is expected to be no more than $6.8 million.
The Company bases these estimates on a foreign exchange rate of RMB6.8360 per US$1.00.
The Company noted that its guidance is based on its current network of 23 cities that, as of release date, have already been secured by contracts. If the Company’s network expands to additional cities, either organically or through acquisitions, management’s forecast would be affected.

Conference Call
VisionChina’s management will hold an earnings conference call at 8:00 PM U.S. Eastern Time on May 10, 2010 (8:00 AM Beijing/Hong Kong Time on May 11, 2010).
Dial-in details for the earnings conference call are as follows:
U.S. Toll Free: + 1-866-730-5766
Hong Kong: + 852-3002-1672
International: + 1-857-350-1590
Passcode for all regions: VisionChina Earnings Call
A replay of the conference call may be accessed by phone at the following numbers until June 9, 2010.
U.S. Toll Free: +1-888-286-8010
International: +1-617-801-6888
Passcode: 18033867
Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina Media’s website at http://www.visionchina.cn.
About VisionChina Media Inc.
VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reaches over 40 million viewers each day in China, according to CTR Market Research. As of March 31, 2010 VisionChina Media’s advertising network included 123,592 digital television displays on mass transportation systems in 23 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn .
Use of Non-GAAP Financial Measures
In addition to VisionChina Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and amortization of intangible assets. The Company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina Media’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For investor and media inquiries, please contact:
In China:
Mrs. Helen Plummer
Investor Relations Officer
VisionChina Media Inc.
Tel: +86-13911672124
Email: helen.plummer@visionchina.cn
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: derek.mitchell@ogilvy.com
In the United States:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
Email: jessica.cohen@ogilvypr.com

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in U.S. dollars)

	March 31,2010	December 31,2009
	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	89,129,219	68,834,087
Restricted cash	79,739,409	64,368,455
Accounts receivable, net	32,552,008	37,050,076
Amounts due from related parties	4,294,676	4,334,472
Prepaid expenses and other current assets	14,452,638	10,049,007
Deferred tax assets	1,063,462	41,309

Total current assets	221,231,412	184,677,406
Non-current Assets:
Fixed assets, net	15,268,650	9,192,741
Investments under equity method	6,701,963	6,670,189
Other investments	2,660,617	2,660,189
Long-term prepayments and deposits	36,931,579	65,241,570
Intangible assets	99,486,621	11,455,972
Goodwill	215,267,001	109,017,669

Total non-current assets	376,316,431	204,238,330

TOTAL ASSETS	597,547,843	388,915,736

LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loan	79,192,715	40,800,000
Accounts payable	9,786,927	2,311,224
Amounts due to related parties	1,252,255	213,029
Consideration payable	42,910,017	47,873,901
Income tax payable	1,342,511	2,411,156
Accrued expenses and other current liabilities	10,170,244	9,326,208

Total current liabilities	144,654,669	102,935,518
Non-current Liabilities:
Long-term bank loan	58,512,895	731,294
Consideration payable	39,994,078	9,330,085
Deferred tax liabilities	24,549,845	2,503,125

Total non-current liabilities	123,056,818	12,564,504

Total liabilities	267,711,487	115,500,022

Equity:
Common shares	7,992	7,214
Common shares to be issued	85	—
Additional paid-in capital	260,301,617	192,362,565
Accumulated profits	58,505,851	70,112,299
Accumulated other comprehensive income	10,582,580	10,499,278

Total VisionChina Media Inc. shareholders’ equity	329,398,125	272,981,356
Noncontrolling interest	438,231	434,358

Total equity	329,836,356	273,415,714

TOTAL LIABILITIES AND EQUITY	597,547,843	388,915,736

VISIONCHINA MEDIA INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousand U.S. Dollars, except number of shares and per share data)

	For three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising service revenue	23,396	31,829	27,266
Total revenues	23,396	31,829	27,266
Cost of revenues:
Advertising service cost	-27,939	-17,309	-13,978
Total cost of revenues	-27,939	-17,309	-13,978

Gross (loss) profit	-4,543	14,520	13,288
Operating expenses:
Selling and marketing	-6,014	-6,278	-5,295
General and administrative	-2,013	-2,154	-1,494

Total operating expenses	-8,027	-8,432	-6,789
Government grant	—	293	—
Gain (loss) from equity method investees	31	-96	-357

Operating profit (loss)	-12,539	6,285	6,142
Interest income	556	383	755
Interest expense	-1,363	-110	—
Other income	7	1	—

Net (loss) income before income taxes	-13,339	6,559	6,897
Income tax benefits (expenses)	1,734	-957	-237

Net (loss) income	-11,605	5,602	6,660
Net (income) loss attributable to noncontrolling interest	-1	30	49

Net (loss) income attributable to VisionChina Media Inc. shareholders	-11,606	5,632	6,709

Net (loss) income attributable to VisionChina Media Inc. shareholders per share:
Basic	-0.14	0.08	0.09
Diluted	-0.14	0.08	0.09
Shares used in computation of net income (loss) attributable to VisionChina Media Inc. shareholders per share:
Basic	80,544,635	71,940,008	71,734,562
Diluted	81,325,320	73,024,531	72,808,512
Share-based compensation expenses during the related periods included in:
Cost of revenues	-26	-33	-10
Selling and marketing expenses	-154	-690	-1,005
General and administrative expenses	-121	-166	-116

Total	-301	-889	-1,131

Reconciliation from GAAP net (loss) income attributable to VisionChina Media Inc. shareholders to Adjusted Non-GAAP net (loss) income attributable to VisionChina Media Inc. shareholders:
Net (loss) income attributable to VisionChina Media Inc. shareholders (GAAP)	-11,606	5,632	6,709
Add back share-based compensation expenses during the related periods	301	889	1,131
Add back intangible assets amortization expenses during the related periods	3,251	691	690
Net (loss) income attributable to VisionChina Media Inc. shareholders (Non-GAAP)	-8,054	7,212	8,530